Exhibit 10.31

AMENDMENT NUMBER EIGHT
to the
Master Loan and Security Agreement
Dated as of March 21, 2002
by and between
E-LOAN, INC.
and
GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.

This AMENDMENT NUMBER EIGHT is made this 24th day of September, 2003, by and between E-LOAN, INC., having an address at 5875 Arnold Road, Dublin, California 94568 (the "Borrower") and GREENWICH CAPITAL FINANCIAL PRODUCTS, INC., having an address at 600 Steamboat Road, Greenwich, Connecticut 06830 (the "Lender"), to the Master Loan and Security Agreement, dated as of March 21, 2002, by and between the Borrower and the Lender, as amended (the "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

RECITALS

WHEREAS, the Borrower has requested that the Lender agree to amend the Loan Agreement to increase the amount of HELOCs that may be subject to the facility, as more expressly set forth below.

WHEREAS, as of the date of this Amendment Number Eight, the Borrower represents to the Lender that it is in compliance with all of the representations and warranties and all of the affirmative and negative covenants set forth in the Loan Agreement and is not in default under the Loan Agreement.

WHEREAS, the Borrower and the Lender have agreed to amend the Agreement as set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the mutual covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Effective as of September 24, 2003, Section 1 of the Agreement is hereby amended by deleting the definition of HELOC and replacing it with the following:

> "HELOC" shall mean an open end home equity line of credit made to an "A" credit Mortgagor and secured by a second mortgage lien and underwritten in accordance with the Underwriting Guidelines of either Residential Funding Corporation or Wells Fargo Home Mortgage Inc. A HELOC made to a Mortgagor with a credit rating lower than "A" shall not be an Eligible Mortgage Loan under this Loan Agreement.

SECTION 2. Effective as of September 24, 2003, Section 1 of the Agreement is hereby amended by deleting sub-clause (3) from the definition of Maximum Credit and replacing it with the following:

> (3) the Maximum Credit for Mortgage Loans which are HELOCs may not exceed $110 million at any time; provided that, solely to the extent

that the Lender has agreed to act as lead or co-lead underwriter with respect to such Mortgage Loans, such amount shall be increased to $150 million;

SECTION 3.   Fees and Expenses. The Borrower agrees to pay to the Lender all fees and out of pocket expenses incurred by the Lender in connection with this Amendment Number Eight (including all reasonable fees and out of pocket costs and expenses of the Lender's legal counsel incurred in connection with this Amendment Number Eight), in accordance with Section 11.03 of the Loan Agreement.

SECTION 4. Defined Terms. Any terms capitalized but not otherwise defined herein should have the respective meanings set forth in the Agreement.

SECTION 5. Limited Effect. Except as amended hereby, the Agreement shall continue in full force and effect in accordance with its terms. Reference to this Amendment Number Eight need not be made in the Agreement or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Agreement, any reference in any of such items to the Agreement being sufficient to refer to the Agreement as amended hereby.

SECTION 6. Representations. In order to induce the Lender to execute and deliver this Amendment Number Eight, the Borrower hereby represents to the Lender that as of the date hereof, the Borrower is in full compliance with all of the terms and conditions of the Agreement and no Default or Event of Default has occurred and is continuing under the Agreement.

SECTION 7. Governing Law. This Amendment Number Eight shall be construed in accordance with the laws of the State of New York and the obligations, rights, and remedies of the parties hereunder shall be determined in accordance with such laws without regard to conflict of laws doctrine applied in such state (other than Section 5-1401 of the New York General Obligations Law).

SECTION 8. Counterparts. This Amendment Number Eight may be executed by each of the parties hereto on any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Borrower and the Lender have caused this Amendment Number Eight to be executed and delivered by their duly authorized officers as of the day and year first above written.

E-LOAN, INC.
(Borrower)

By: ___/s/_____
Name: Steve Majerus
Title: Vice President of Capital Markets

GREENWICH CAPITAL FINANCIAL
PRODUCTS. INC.
(Lender)

By: ___/s/_____
Name: Anthony Palmisano
Title: Vice President